UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vape Holdings, Inc.(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

91912N105

(CUSIP Number)

Kyle Tracey

c/o Vape Holdings, Inc.

21822 Lassen St., Suite A

Chatsworth, California 91311

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle Tracey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,307,969(1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 3,307,969(1)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,969(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 500,000 shares of Series A Convertible Preferred Stock issued to Hive Ceramics, LLC of which Mr. Kyle Tracey is the sole managing member with sole voting and dispositive power. Each share of Series A Convertible Preferred Stock is currently convertible into one share of common stock of the Issuer.

(2) Based on a total of 44,166,686 shares of the Issuer’s common stock outstanding as of October 22, 2015, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

This Schedule 13D/A No. 2 (this “Schedule 13D/A”) amends the following section of the Schedule 13D filed with the Securities and Exchange Commission on December 2, 2014 and Schedule 13D/1 No. 1 filed with the Securities and Exchange Commission on June 2, 2015 (the “Schedule 13D”).

Item 2.  Identity and Background.

This Schedule 13D/A is being filed by Kyle Tracey, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as a director and Chief Executive Officer of the Issuer. The Reporting Person’s business address is c/o Vape Holdings, Inc., 21822 Lassen St., Suite A, Chatsworth, California 91311.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

  Item 3 of Schedule 13D is supplemented and amended by the information below.

Issuance of Common Stock for Services Rendered

On October 22, 2015, Mr. Kyle Tracey was issued 2,083,333 shares of restricted common stock of the Issuer as payment of accrued but unpaid salary of $50,000.00 owed through September 30, 2015. The shares issued to the Reporting Person were valued at $0.024 per share, the fair market value of the Issuer’s common stock on the date of issuance.

Surrender of Common Stock

On October 20, 2015, The Reporting Person entered into a Stock Surrender Agreement with the Issuer whereby The Reporting Person agreed to surrender all legal right, title and interest in 130,000 shares of common stock of the Issuer to the Issuer. 30,000 shares were originally issued to the Reporting Person pursuant to a bonus stock grant by the Issuer and 100,000 shares were issued to the Reporting Person in compensation for services rendered as a director of Issuer. The shares were retained by the Issuer and will be designated as treasury stock.

Surrender of Stock Options

On October 22, 2015, the Reporting Person agreed to surrender 175,000 options to purchase the Issuer’s common stock with an exercise price of $0.70 per share (FMV on date of grant) back to the Issuer. The Board of Directors of the Issuer cancelled and terminated the 2014 Incentive and Nonstatutory Stock Option Plan following all optionholders voluntarily agreeing to surrender their stock options.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of October 22, 2015, the Reporting Person beneficially owned 3,307,969 shares of Common Stock (the “Shares”), including 500,000 shares of Common Stock that may be acquired by the Reporting Person within 60 days of October 22, 2015 pursuant to the conversion of the HIVE Ceramics LLC Series A Preferred Stock. Since 44,166,686 shares of Common Stock were outstanding as of October 22, 2015, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities, the Shares constitute approximately 7.5% of the shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Stock Surrender Agreement, by and between Vape Holdings, Inc. and Kyle Tracey. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2015.*

Exhibit 12 Option Surrender Agreement by and between Vape Holdings, Inc. and Kyle Tracey. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2015.*

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2015

/s/ Kyle Tracey
Kyle Tracey

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